Skadden, Arps, Slate, Meagher & Flom llp
300 SOUTH GRAND AVENUE	FIRM/AFFILIATE OFFICES
LOS ANGELES, CALIFORNIA 90071-3144
TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com	BOSTON CHICAGO HOUSTON NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Pearl Holdings Acquisition Corp Form 10-K for the year ended December 31, 2023 Form 10-K/A for the fiscal year ended December 31, 2023 File No. 001-41165

Dear Ladies and Gentlemen:

This letter sets forth the response of Pearl Holdings Acquisition Corp (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated May 31, 2024 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on April 16, 2024 and the amendment on Form 10-K/A for the fiscal year ended December 31, 2023 filed with the Commission on May 24, 2024.

Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter.

U.S. Securities and Exchange Commission

June 10, 2024

Form 10-K/A for the year ended December 31, 2023

Exhibits

1.	Staff’s Comment: We note the certifications provided in Exhibits 31 and 32 refer to Form 10-K rather than Form 10-K/A for the year ended December 31, 2023. In addition, we note that the certification provided in Exhibit 32.2 refers to the incorrect period. Please file an amendment to your Form 10-K for the year ended December 31, 2023 with corrected certifications.

Response: The Company acknowledges the Staff’s comment and advises that the Company filed a second amendment on Form 10-K/A on June 10, 2024, to address the comment by including corrected certifications.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ P. Michelle Gasaway

Via E-mail:

cc:	Pearl Holdings Acquisition Corp Martin Lewis

cc:	Skadden, Arps, Slate, Meagher & Flom LLP Laura Sunday